July 2, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

CF/AD5

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Mr. Lyn Shenk, Accounting Branch Chief

Mr. Patrick Kuhn

Re:	USA Truck, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2008 (“Form 10-K”)
File Number: 000-19858

Dear Messrs. Shenk and Kuhn:

This letter responds to your letter dated June 19, 2009, in which you set forth comments of the Division of Corporation Finance’s staff (the “Staff”) relating to the financial statements and related disclosures included in the Form 10-K. For ease of reference, we have reproduced the Staff’s comments in their entirety.

1.	Note 1: Summary of Significant Accounting Policies, page 39

Segment Reporting, page 41

SEC Comment:

Please provide the disclosures required by paragraphs 37 and 38 of SFAS 131.

Response:

We provide basic transportation services through the service offerings we provide through our Trucking and Strategic Capacity Solutions operating segments. All of our assets and infrastructure are located in the United States and essentially all of the transportation services that we provide, and the revenue derived from those services, are domestic. Our Trucking operating segment includes those transportation services in which we use Company-owned tractors and owner-operator tractors, as well as Trailer-on-Flat-Car rail intermodal service. Our Strategic Capacity Solutions operating segment consists of services such as freight brokerage, transportation scheduling, routing and mode selection, as well as Container-on-Flat-Car rail intermodal service, which typically do not involve the use of Company-owned or owner-operator equipment.

Our Strategic Capacity Solutions operating segment represents a relatively minor part of our business, generating approximately 4.2%, 2.3% and 3.8% of our total base revenue for the years ended December 31, 2008, 2007 and 2006, respectively, and 3.4% of our total base revenue for the three months ended March 31, 2009. In addition, during December 2007, we began offering rail intermodal services. The operating segment

United States Securities and Exchange Commission

Division of Corporate Finance

July 2, 2009

into which our rail intermodal service offerings are classified depends on whether or not Company equipment is used in providing the service (we do not use owner-operator equipment in our rail intermodal operations). If Company equipment is used, those results are included in our Trucking operating segment. If Company equipment is not used, those results are included in our Strategic Capacity Solutions operating segment. For the year ended December 31, 2008 and for the three months ended March 31, 2009, rail intermodal service offerings generated approximately 1.2% and 1.9%, respectively, of total base revenue.

As set forth in paragraph 37 of SFAS 131, “An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so...” Because of the relatively immaterial amounts of revenue being derived from our Strategic Capacity Solutions operating segment and because each of the service offerings of our Trucking operating segment provide truckload freight services, we do not believe that separately reporting these revenues is required or necessary or would be of significant value in our disclosures.

Both Trucking and Strategic Capacity Solutions have similar economic characteristics and are impacted by virtually the same economic factors as discussed elsewhere in the Form 10-K. Furthermore, we have one senior management team overseeing all service offerings. Accordingly, they have been aggregated into one segment for public reporting purposes. (The aggregation of these segments was addressed in our May 5, 2006 response to the Securities and Exchange Commission’s April 21, 2006 comment letter, comment No. 4.) However, we believe marketing our services with this approach allows customers to more easily focus on their specific needs while it concurrently highlights our operational capabilities in the services that we directly provide.

Paragraph 38 of SFAS 131 states, “An enterprise shall report the following geographic information unless it is impracticable to do so: (a) Revenues from external customers (1) attributed to the enterprise’s country of domicile and (2) attributed to all foreign countries in total from which the enterprise derives revenues... And, (b) Long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets (1) located in the enterprise’s country of domicile and (2) located in all foreign countries in total in which the enterprise holds assets...” The Company does generate some of its revenue from Mexican and Canadian sources; however, the amount of such revenue is deemed to be too immaterial and would not be of significant value for separate disclosure. For the years ended December 31, 2008, 2007 and 2006 revenue generated from Mexican sources amounted to 0.9%, 1.1%, 0.9%, respectively, of Base revenue and 0.6% of Base Revenue for the three months ended March 31, 2009. Revenue from Canadian sources amounted to less than 0.15% of Base revenue for each of these same periods. In regard to paragraph 38. b. of SFAS 131, the Company has no assets or operations located in any foreign country. Because of these factors, we do not believe disclosure of revenues or amounts of assets by geographical location is practical or would be of significant value in our disclosures.

2.	Management’s Discussion and Analysis, page 19

Liquidity and Capital Resources, page 28

Cash Flows, page 29

SEC Comment:

Please enhance your disclosure with a discussion of the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows is not sufficient. As an example, discuss in terms of cash the $6.6 million increase in payables and accrued expenses. Refer to Section IV.B of FR-72 for guidance.

United States Securities and Exchange Commission

Division of Corporate Finance

July 2, 2009

Response:

In accordance with Section IV.B of FR-72, in our future filings we will enhance our disclosure of the comparability of operating cash flows by discussing the terms of the cash impact of the significant factors being disclosed. Our future disclosures will address, as appropriate, more comprehensive discussion of the specific factors that resulted in the changes being disclosed.

3.	Management’s Discussion and Analysis, page 19

Purchases and Commitments, page 30

SEC Comment:

As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments relating to your long-term debt obligations in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, as appropriate, the methodology used in your estimate or why interest is not determinable. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Response:

The borrowings referenced in our Contractual Commitments table consist of draws under our Amended and Restated Senior Credit Facility, which functions as a revolving line of credit. This facility has fluctuating borrowing amounts and variable interest rates, which makes disclosure concerning interest payments to be made in future periods difficult to estimate. The primary purpose of the facility is to provide working capital for the Company; however, the facility is also used, as appropriate, to minimize interest expense on other Company purchases that could be obtained through other more expensive capital purchase financing sources. Because the borrowing amounts fluctuate and the interest rates vary, they are subject to various factors that will cause actual interest payments to fluctuate over time. Based on these factors, we believe that developing and disclosing a methodology to estimate future interest payments would not be of value to our disclosures. In that regard, however, in future filings, we propose to enhance the footnote to the Long-term debt obligations set forth in the Contractual Commitments table to further explain the variability relating to future interest payments.

4.	Notes to the Consolidated Financial Statements, page 39

Note 1: Summary of Significant Accounting Policies, page 39

Property and Equipment, page 40

SEC Comment:

Please tell us why you did not classify as held for sale the facility in Dayton, Ohio that you have entered into a contract to sell, which is expected to close during the first quarter of 2009, and the tractors that you expect to dispose of in the first half of fiscal year 2009. Refer to paragraph 30 of SFAS 144 for guidance.

Response:

Our consolidated balance sheet did not separately classify the Dayton, Ohio facility that we have entered into a contract to sell as “assets held for sale” because we believe the asset balance is immaterial to the respective

United States Securities and Exchange Commission

Division of Corporate Finance

July 2, 2009

balance in which it is classified on the Company’s Consolidated Balance Sheet. The consolidated net book value of land and structures owned by the Company at December 31, 2008 amounted to approximately $24,788,433, of which only approximately $541,000 related to the Dayton, Ohio facility. Because the net book value, after the write down, of the Dayton, Ohio facility represented approximately 2.14% of the consolidated land and structures total (0.2% of total consolidated property and equipment assets), separate presentation of this asset as an “asset held for sale” was not deemed of value to our disclosures.

When the marketability of the tractors that were removed from service for intended disposal during the first half of 2009 was reviewed, an analysis was performed in accordance with paragraph 30 of SFAS 144 to determine whether or not these assets should be classified as “assets held for sale.” The Company did not meet all of the criteria set forth in paragraph 30 and therefore these tractors did not need to be reclassified from the “Revenue equipment” line item in which they are included in the Company’s Consolidated Balance Sheet. The consolidated net book value of tractors owned by the Company at December 31, 2008 amounted to approximately $151,618,862, of which only approximately $2,650,683 related to the tractors expected to be disposed of in the first half of fiscal year 2009. Because the net book value, after the write down, of the tractors to be disposed of represented approximately 1.75% of the consolidated revenue equipment total (0.9% of total consolidated property and equipment assets), separate presentation of this asset group was not deemed necessary or of value to our disclosures.

The Company believes that its accounting for these assets is in compliance with the applicable provisions of SFAS 144.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings under the Securities Exchange Act of 1934;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions about any of our responses or require any additional information, please contact me at (479) 471-6629 or by telecopy at (479) 410-8017.

Sincerely,

/s/ Darron R. Ming

Darron R. Ming

Vice President, Finance, Chief

Financial Officer and Treasurer

cc:	Mr. Clifton R. Beckham
Mr. Brad Stoots

Mr. Jason Butler

Ms. Heidi Hornung-Scherr

Mr. Mark Scudder

Mr. J. Rodney Mills

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